Exhibit 99.1

Pintec Filed 2022 Annual Report on Form 20-F

BEIJING, May 15, 2023 /PRNewswire/ -- Pintec Technology Holdings Limited (NASDAQ: PT) ("Pintec" or the "Company"), a Nasdaq-listed group providing technology enabled financial and digital services to micro, small and medium enterprises ecosystem, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2022 with the Securities and Exchange Commission ("SEC") on May 12, 2023 Eastern Time. The annual report can be accessed on the Company's investor relations website at ir.pintec.com or the SEC's website at www.sec.gov. The Company will provide hard copies of its annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company's Investor Relations Department at Pintec Technology Holdings Limited, 3rd Floor, No.11 Building, No.109 Yard Tianjizhigu, Jinghai 3rd Street, BDA, Beijing, People's Republic of China.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as PINTEC’s strategic and operational plans, contain forward-looking statements. PINTEC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to the markets and industries where the Company operates, and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a Nasdaq-listed group providing technology enabled financial and digital services to micro, small and medium enterprises ecosystem. It connects business partners and financial partners on its open platform and enables them to provide financial services to end users efficiently and effectively. PINTEC empowers its business partners by providing them with the capability to add a financing option to their product offerings. It helps its financial partners adapt to the new digital economy by enabling them to access the online population that they could not otherwise reach efficiently or effectively. It continues to deliver exceptional digitization services, diversified financial products, and best-in-class solutions with innovative technology, thus to solidify its partnerships and satisfy its clients.

For further information, please contact:

Pintec Technology Holdings Ltd.

Phone: +86 (10) 6506-0227

E-mail: ir@pintec.com